Filed by: CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CBS Corporation

Commission File No.: 333-196652

Form 8937 (December 2011) Department of the Treasury Internal Revenue Service	Report of Organizational Actions Affecting Basis of Securities ▶ See separate instructions.	OMB No. 1545-2224

Part I	Reporting Issuer

1 Issuer’s name		2 Issuer’s employer identification number (EIN)

CBS Corporation		04-2949533
3 Name of contact for additional information	4 Telephone No. of contact	5 Email address of contact

Annette Hogan	877-227-0787	investorrelations@cbs.com
6 Number and street (or P.O. box if mail is not delivered to street address) of contact		7 City, town, or post office, state, and Zip code of contact

51 W. 52nd Street		New York, NY 10019
8 Date of action	9 Classification and description

July 16, 2014	Exchange of CBS Class B common stock for CBS Outdoor Americas Inc. common stock

10 CUSIP number	11 Serial number(s)	12 Ticker symbol	13 Account number(s)

1248572 02		CBS

Part II	Organizational Action Attach additional statements if needed. See back of form for additional questions.

14	Describe the organizational action and, if applicable, the date of the action or the date against which shareholders’ ownership is measured for the action ▶ Please see attachment

15	Describe the quantitative effect of the organizational action on the basis of the security in the hands of a U.S. taxpayer as an adjustment per share or as a percentage of old basis ▶ Please see attachment

16	Describe the calculation of the change in basis and the data that supports the calculation, such as the market values of securities and the valuation dates ▶ Please see attachment

For Paperwork Reduction Act Notice, see the separate Instructions. Cat. No. 37752P Form 8937 (12-2011)

Form 8937 (Rev. 12-2011)	Page 2

Part II	Organizational Action (continued)

17	List the applicable Internal Revenue Code section(s) and subsection(s) upon which the tax treatment is based ▶ Please see attachment

18	Can any resulting loss be recognized? ▶	Please see attachment

19	Provide any other information necessary to implement the adjustment, such as the reportable tax year ▶ Please see attachment

Sign Here	Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than officer) is based on all information of which preparer has any knowledge.
	Signature ▶	/s/ Richard M. Jones	Date ▶	07/15/2014
	Print your name ▶ Richard M. Jones		Title ▶	Sr. Vice President & General Tax Counsel

Paid Preparer Use Only	Print/Type preparer’s name	Preparer’s signature	Date	Check ☐ if self-employed	PTIN
	Firm’s name ▶			Firm’s EIN ▶
	Firm’s address ▶			Phone no.
Send Form 8937 (including accompanying statements) to: Department of the Treasury, Internal Revenue Service, Ogden, UT 84201-0054

Tax Basis Information Required Under Section 6045B of the Internal Revenue Code

PART II: ORGANIZATIONAL ACTION

CONSULT YOUR TAX ADVISOR

The information contained herein is being provided pursuant to the requirements of Section 6045B of the Internal Revenue Code of 1986, as amended (the “Code”), and includes a general summary regarding the application of certain U.S. federal income tax laws and regulations relating to the effects of the Exchange (as defined below) on the tax basis of shares of Class B common stock of CBS Corporation (“CBS”) and the allocation of tax basis between CBS Class B common stock and stock of CBS Outdoor Americas Inc. (“Outdoor”) following the Exchange. The information contained herein does not constitute tax advice and does not purport to be complete or to describe the consequences that may apply to particular categories of stockholders. Neither CBS nor Outdoor provides tax advice to its stockholders. The example provided below is illustrative and is being provided pursuant to Section 6045B of the Code and as a convenience to stockholders and their tax advisors when establishing their specific tax position. You are urged to consult your own tax advisor regarding the particular consequences of the Exchange to you, including the applicability and effect of all U.S. federal, state and local and foreign tax laws. We urge you to read the final prospectus, filed by Outdoor with the Securities and Exchange Commission on July 7, 2014 (the “Prospectus”), particularly the discussion beginning on page 217 under the heading “Material U.S. Federal Income Tax Consequences of the Split-Off”. You may access the Prospectus at CBS’s website at www.cbscorporation.com or at www.sec.gov.

The information contained herein applies only to Participating CBS Stockholders (as defined below). However, it does not apply to such stockholders’ shares of CBS stock sold, exchanged or otherwise disposed of prior to the time of the Exchange.

Item 14 – Description of organizational action

CBS exchanged 97,000,000 shares of common stock of Outdoor, representing 100% of the Outdoor stock owned by CBS, for shares of CBS Class B common stock by way of an exchange offer that expired at 12:00 a.m. New York City time on July 9, 2014 (the “Exchange”). A total of 300,229,143 shares of CBS Class B common stock were validly tendered prior to the expiration of the exchange offer. CBS accepted 44,723,131 of the tendered shares of CBS Class B common stock in exchange for 97,000,000 shares of Outdoor common stock. Because the exchange offer was oversubscribed, CBS accepted tendered shares of CBS Class B common stock on a pro rata basis using a final proration factor of 14.7740 percent. Holders of CBS Class B common stock who owned fewer than 100 shares of CBS Class B common stock, or an “odd lot,” and who validly tendered all such shares of CBS Class B common stock, were not subject to proration. In the Exchange, each shareholder of CBS Class B common stock who validly tendered his or her shares of CBS Class B common stock before the expiration of the Exchange (each a “Participating CBS Stockholder”) received 2.1689 shares of Outdoor common stock for each share of CBS Class B common stock accepted by CBS in the Exchange. Shares of CBS Class B common stock that were validly tendered but not accepted for exchange were returned to tendering CBS stockholders. All fractional shares of Outdoor common stock were sold on the open market and the resulting cash proceeds of the sale were distributed to the Participating CBS Stockholders who would have otherwise received such fractional shares.

CBS Class B common stock trades under the ticker symbol “CBS”. Outdoor common stock trades under the ticker symbol “CBSO”.

Item 15 – Description of the quantitative effect of the organization action on the basis of the security in the hands of the U.S. taxpayer as an adjustment per share or as a percentage of old stock basis

The receipt by a Participating CBS Stockholder of Outdoor common stock in exchange for CBS Class B common stock in the Exchange has an effect on such stockholder’s tax basis. Generally, a Participating CBS Stockholder’s aggregate tax basis in the shares of Outdoor common stock received by such stockholder in the Exchange, including any fractional shares of Outdoor common stock deemed received by the stockholder, will equal such stockholder’s aggregate tax basis in the CBS Class B common stock exchanged therefor. Participating CBS Stockholders that acquired CBS Class B common stock at different times or different prices and who did not surrender all of their shares of CBS Class B common stock held immediately prior to the Exchange in exchange for shares of Outdoor common stock in the Exchange will need to identify which particular share(s) (or portion of a share) of Outdoor common stock were received in exchange for a particular share of CBS Class B common stock. Generally, such designation must be made on or before the date on which the basis of a share of CBS Class B common stock or Outdoor common stock becomes relevant (for example, the date on which such Participating CBS Stockholder sells, transfers, or otherwise disposes of the shares of Outdoor common stock received in the Exchange).

Item 16 – Description of the calculation of the change in basis and the data that supports the calculation

The following is an example of how the previously-described approach to basis determination would be applied:

Assumptions:

Shares of CBS Class B common stock owned by Participating CBS Stockholder: 1000

Participating CBS Stockholder’s aggregate tax basis in all CBS Class B common stock owned (assumed to be $50.00 per share): $50,000

Participating CBS Stockholder tendered 677 shares of CBS Class B common stock in the Exchange. 14.7740 percent of these shares were accepted in the Exchange, rounded to the nearest whole share.

Shares of CBS Class B common stock surrendered by Participating CBS Stockholder that were accepted in the Exchange after proration: 100

Participating CBS Stockholder’s aggregate tax basis in shares of CBS Class B common stock surrendered that were accepted in the Exchange after proration (assumed to be $50.00 per share): $5,000

Shares of Outdoor common stock to which Participating CBS Stockholder is entitled in the Exchange (100 shares of CBS Class B common stock multiplied by the exchange ratio of 2.1689): 216.89

Basis per share of Outdoor common stock received ($50.00 basis per share of CBS Class B common stock surrendered divided by exchange ratio of 2.1689): $23.053161

Tax basis allocation:

	# Shares Owned (pre- Exchange)	Assumed Beginning Basis (total)	# Shares Accepted After Proration	Assumed Beginning Basis (shares accepted in the Exchange)	# Shares Owned (post- Exchange)	Allocated Tax Basis
CBS Class B common stock	1000	$50,000	100	$5,000	900	$45,000	(A)
Outdoor common stock					216.89	$5,000	(B)
Totals						$50,000

(A)	Allocated tax basis in remaining CBS Class B common stock = beginning basis in all CBS Class B common stock ($50,000) – beginning basis in CBS Class B common stock surrendered ($5,000) = $45,000
(B)	Allocated tax basis in Outdoor common stock = beginning basis in CBS Class B common stock surrendered = $5,000

Item 17/18 – List the applicable Internal Revenue Code section(s) and subsection(s) upon which the tax treatment is based and ability of any resulting loss to be recognized

Participating CBS Stockholders will not recognize income, gain or loss for U.S. federal income tax purposes on the receipt of Outdoor common stock pursuant to the Exchange pursuant to Section 355(a)(1) of the Code. The tax basis calculations resulting from the Exchange are governed by Sections 358(a) and (b) of the Code.

Item 19 – Provide any other information necessary to implement the adjustment

Please note that some brokerage houses might not use the information provided in this document, and the information is only provided as an example of one potential method. There are various ways brokerage houses may calculated the cost basis determination. Please contact your individual brokerage house to determine which calculation they may have used and contact your tax advisor for additional information and clarification.

Additional Information

The terms and conditions of the exchange offer are more fully described in the registration statement on Form S-4, which includes a prospectus, previously filed by Outdoor with the Securities and Exchange Commission (“SEC”), as well as a Schedule TO, previously filed by CBS with the SEC, in each case as amended. The prospectus contains important information about CBS, Outdoor, the exchange offer, the separation of Outdoor from CBS, and related matters. Investors and security holders are urged to read the prospectus and any other relevant documents filed with the SEC by CBS and Outdoor.

Investors can obtain a free copy of the prospectus and any other related documents on the web sites of the SEC, www.sec.gov, CBS, www.cbscorporation.com, and Outdoor, www.cbsoutdoor.com.